Exhibit 4.19

(Summary Translation)

Loan Agreement with China Everbright Bank Chongqing, Wanzhou Branch

Date of the Agreement	January 5, 2018

Borrower (Party A)	Xinjiang Daqo New Energy Co., Ltd.

Lender (Party B)	China Everbright Bank Chongqing, Wanzhou Branch

Use of loan	Working capital for purchase of silica fume

Principal	RMB15 million

Term of loan	From January 5, 2018 to January 5, 2019

Interest rate	Fixed rate at 5.0025% per year

Penalty rate

In the event of late repayment, a penalty interest rate of the fixed rate provided hereof plus 30% thereof will be imposed on the overdue loan until all principal and interest are repaid.

In the event of applying loans other than the usage provided hereof, a penalty interest of the fixed rate provided hereof plus 50% thereof will be imposed until all principal and interest are repaid.

A compound interest will be imposed on any overdue interest.

Interest settlement day	Interest shall be paid monthly at the 20th of each month.

Repayment of principal	Principal shall be repaid in full on January 5, 2019. Party B is entitled to deduct funds from Party A's accounts opened at China Everbright Bank for the repayment of any overdue loan.

Guarantee and Security	Joint and several liability guarantee provided by Daqo Group Co., Ltd. and Daqo New Material Co., Ltd. Land use right as collateral provided by Daqo New Material Co., Ltd.

Party A’s Covenants

Party A shall:

1. Notify Party B in at least 30 days advance and obtain a written consent from Party B in respect of investment, substantially increase of debt financing, merger, spinoff, decrease of share capital, share transfer, asset transfer, suspension of business, dissolution, bankruptcy and other actions which will affect the interest of Party B, and shall fulfill its repayment obligations;

2. Within the term of loan, without Party B's written consent, Party A shall not repay loans of any third party, provide any guarantee or set any mortgage or pledge over Party A's asset or interest which would affect Party A's ability of repayment of the loan;

3. Other than specified above, notify Party B in written immediately in respect of any matter which may jeopardize Party A's normal operation or cause material adverse impact to its ability to its performance of this Agreement.